FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 22, 2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES RULING AGAINST COMPANY’S
RELIANCE ON EXEMPTION FROM OBTAINING BUILDING PERMITS FOR RADIO
ACCESS DEVICES

Netanya, Israel – May 22, 2008 – Cellcom Israel Ltd. (“Company”) (NYSE: CEL) announced that the District court of Tel-Aviv-Jaffa ruled today, in its capacity as court of appeals, that the reliance of the Company and other cellular providers in Israel, upon the exemption from the requirement to obtain building permits in relation to cellular radio access devices, is invalid.  As previously disclosed, this reliance has been challenged in court. In May 2008, the Israeli Attorney General opined that the exemption does apply to cellular radio access devices. The District Court has ruled today that the cellular operators’ devices do not meet the exemption’s requirements and therefore cannot be relied upon.
The Company believes the ruling is mistaken and intends to appeal this ruling to the Supreme Court. Other appeals on that issue are still under consideration in the District Court as court of appeals.

For additional details see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction – Site Licensing” and the Company’s immediate report on Form 6-K filed on May 14, 2008 under “Other Developments Subsequent to Balance Sheet Date – Site Licensing”.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3.096 million subscribers (as at March 31, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).
For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	May 22, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel